SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

Oregon Steel Mills, Inc.

(Name of Subject Company)

Oregon Steel Mills, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(including the associated preferred stock purchase rights)

(Title of Class of Securities)

686079104

(CUSIP Number of Class of Securities)

L. Ray Adams

Vice President, Finance
Oregon Steel Mills, Inc.
1000 S.W. Broadway, Suite 2200
Portland, Oregon 97205

(503) 223-9228

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copy to:

J. D. Weinberg, Esq.
Covington & Burling LLP
1330 Avenue of the Americas
New York, New York 10019
(212) 841-1000

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2006 and as amended on December 6, 2006 and December 11, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Oregon Steel Mills, Inc., a Delaware corporation (“Oregon Steel”), relating to the tender offer made by Oscar Acquisition Merger Sub, Inc., a Delaware corporation, and a wholly owned subsidiary of Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg (“Evraz”), disclosed in the Tender Offer Statement on Schedule TO, dated November 30, 2006, as amended, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Oregon Steel, together with the associated preferred stock purchase rights, at a purchase price of $63.25 per share, net to seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 2006, as amended, and in the related Letter of Transmittal.  Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 8.                          Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new heading and text immediately following the text under the heading “ITAR” and before the heading “Appraisal Rights” of Item 8 of the Schedule 14D-9:

Extension of Offer

On December 28, 2006, Evraz issued a press release announcing that the Offer has been extended until 5:00 p.m., New York City time, on January 9, 2007, unless further extended or earlier terminated.  The offer was previously scheduled to expire at 12:00 midnight, New York City time, on December 28, 2006.  As previously disclosed, the 30-day period for CFIUS to review the transaction and determine whether to permit the transaction to proceed or commence a further investigation will not expire until January 8, 2006.  Therefore, Evraz and Purchaser extended the expiration of the Offer to a date following the expiration of that period.

The Offer remains subject to the terms and conditions set forth in the Offer to Purchase and other related materials filed by Evraz and Purchaser with the SEC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oregon Steel Mills, Inc.

By:	/s/ Jennifer R. Murray
	Name:	Jennifer R. Murray
	Title:	Vice President Administration and
Corporate Secretary

Dated: December 28, 2006